

November 16, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.750% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share, of Hudson Pacific Properties, Inc. under the Exchange Act of 1934.


Sincerely,

*Ben Sawyer*